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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL (US) INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN VI (Puerto Rico)
Tyco International (US) Inc.
9 Roszel Road
Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.
Second Floor, 90 Pitts Bay Road
Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

  (a)
  Financial Statements:

  Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

  (b)
  Exhibits:

  23.1
  Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan VI (Puerto Rico)
Financial Statements and Supplemental Schedule
December 31, 2005
With Report of Independent Registered Public
Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan VI (Puerto Rico)
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	7
Notes to Financial Statements	8
Supplemental Schedule:
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Tyco International (US) Inc. Retirement
Savings and Investment Plan VI (Puerto Rico)

        We have audited the accompanying statements of net assets available for benefits of Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) ("Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  MITCHELL & TITUS, LLP
New York, New York
June 26, 2006

Tyco International (US) Inc.
Retirement Savings and Investment Plan VI (Puerto Rico)
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investment in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:
Investments
At fair value:
Interest in registered investment companies
American Bond Fund of America CL A	$—	$1,312,165
Fidelity Freedom Income Fund	137,947	110,077
Fidelity Freedom 2000 Fund	111,844	62,838
Fidelity Freedom 2010 Fund	341,336	166,984
Fidelity Freedom 2020 Fund	559,325	329,209
Fidelity Freedom 2030 Fund	184,541	102,259
Fidelity Freedom 2040 Fund	49,426	21,800
Fidelity Growth Company Fund	1,823,986	1,435,807
Fidelity Puritan Fund	—	474,535
Fidelity U.S. Equity Index Commingled Pool Class 2	1,840,769	1,747,389
Fidelity Balanced Fund	529,148	—
Franklin Small-Mid Cap Growth Class A	360,416	251,334
Allianz CCM Capital Appreciation Fund Administrative Class	111,780	74,414
Templeton Foreign Class A	700,907	526,008
Vanguard Windsor II Admiral Class	1,991,704	1,794,864

Total registered investment companies	8,743,129	8,409,683
Intermediate Term Bond	1,565,112	—
Tyco Stock Fund	213,479	172,704

Total investments at fair value	10,521,720	8,582,387
At cost:
Participant notes receivable	1,741,161	1,409,120
At contract value:
Interest Income Fund	3,351,436	3,417,539

Total investments	15,614,317	13,409,046
Employer contributions receivable	55,444	—
Participants' contributions receivable	68,665	—

Total receivables	124,109	—

Net assets available for benefits	$15,738,426	$13,409,046

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan VI (Puerto Rico)
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Sources of net assets
Investment income from the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$829,762

Employer contributions	1,485,313
Participants' contributions	1,745,769

Total contributions	3,231,082

Total sources	4,060,844

Application of net assets
Benefits paid to participants	1,710,349
Administrative expenses paid from forfeitures	3,085
Participant fees	18,030

Total applications	1,731,464

Net increase in net assets available for benefits	2,329,380
Net assets available for benefits:
Beginning of year	13,409,046

End of year	$15,738,426

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan VI (Puerto Rico)

Notes to Financial Statements

December 31, 2005

1.    Description of Plan

        The Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) (the "Plan") is a defined contribution plan sponsored by Tyco International (US) Inc. ("Tyco" or "Plan Sponsor"), and is available to certain salaried and non union hourly employees of Tyco affiliated companies (the "Companies") who reside in Puerto Rico. The Plan was adopted February 28, 1998 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Eligibility

        Plan participants must be at least eighteen years old.

  Contributions

        Contributions are subject to Puerto Rico Internal Revenue Code of 1994 limitations. Contributions to the Plan are funded on a per pay period basis.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation.

        Employer contributions—Certain voluntary contributions are matched by the Companies. Certain supplemental employer contributions are made based on the participants' years of service in accordance with the terms of the Plan agreement. Employer contributions vary by participating Companies.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Additionally, any participant who performs an hour of service after January 1, 2002 and is covered under a former employer's graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer's graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of credited service. However, participants from a former employer's plan that was merged into the Plan could continue under the former plan's vesting schedule. Amounts forfeited prior to vesting are used to reduce future employer contributions (including any required qualified non-elective contributions, if any) and/or to pay plan administrative expenses.

  Forfeitures

        Nonvested forfeitures may be used to reduce expenses or matching contributions. During 2005, forfeitures used to pay for administrative expenses and reduce employer contributions totaled $3,085 and $255, respectively. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $617 and $252, respectively.

  Investment Options

        Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies, a managed bond fund (see Note 5); the Interest Income Fund (see Note 6) and the Tyco Stock Fund (see Note 7).

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service; all loans must be repaid in full. Interest rates ranged from 4.0% to 9.5% at December 31, 2005 and 2004.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant's vested interest in their account or to have an annuity purchased by the Plan on their behalf, in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loan and hardship withdrawal transactions are paid by the participant by reducing the participant's account balance. Other expenses (generally including recordkeeping, communications, legal, consulting, and audit fees) incurred in the administration of the Plan are offset against forfeitures, except for certain investment fees which are offset against investment income.

  Plan Administration

        The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institution Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

  Plan Termination

        Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with other Tyco sponsored defined contribution plans.

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Income Tax Status

        The Department of Treasury for the Government of Puerto Rico has determined and informed the Plan Sponsor by a letter dated August 25, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Puerto Rico Internal Revenue Code of 1994. Therefore, no provision for income taxes is required.

4.    Risk and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

5.    Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan's relative share of ownership of the total net assets of the Master Trust was less than 1% at December 31, 2005 and 2004. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

        The following table presents the fair values of investments for the Master Trust. Certain amounts in the 2004 financial information have been reclassified to conform to the 2005 presentation.

	December 31,
	2005	2004
Assets
Investments at fair value
Registered investment companies	$3,241,557,160	$2,983,762,804
Managed bond fund	180,018,745	—
Common stock funds	366,877,853	519,054,060

Total investments at fair value	3,788,453,758	3,502,816,864
Investments at cost
Participant notes receivable	151,068,110	139,814,828
Investments at contract value
Investment contracts	1,061,336,879	1,002,351,530

Total investments	$5,000,858,747	$4,644,983,222

        Investment income for the Master Trust is as follows:

Year Ended December 31, 2005
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$188,016,365
Common stock funds	(90,328,590)
Net appreciation in investments contracts, at contract value	43,153,425
Interest and dividends	71,417,912

Total investment income	$212,349,112

6.    Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, insurance companies, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund in the Master Trust:

	Year Ended December 31, 2005
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	17	12	3.35%–5.55%	4.52%
	Year Ended December 31, 2004
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	21	15	3.35%–7.45%	4.30%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contracts.

        The investment committee manages the Interest Income Fund through an investment management agreement which requires the investment manager to invest only in issuers with certain credit ratings; and to maintain a minimum average credit rating for the fixed income portfolio, this serves to limit the total exposure to any single investment contract or fixed income issuer other than securities of the U. S. government and U. S. government agencies.

7.    Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco Stock Fund ("Fund"), which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the Fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and Plan. Plan participants may direct 0% to 25% of their employee and employer contributions to the Tyco Stock Fund. In addition, participants may exchange a portion of their account balance into the Tyco Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Tyco Stock Fund to exceed 25%. During the year ended December 31, 2005, the Plan purchased units in the Fund of approximately $98,000, sold units in the Fund of approximately $24,000, and had net depreciation in the fair value of investments of approximately $33,000. The total value of the Plan's investment in the Fund was approximately $214,000 and $173,000 at December 31, 2005 and 2004, respectively.

        Certain of the Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2005 were approximately $2,900. These transactions, as well as participant loans, qualify as party in interest transactions.

8.    Litigation Contingency

        Tyco International Ltd and its subsidiaries ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire (the "Court"). The complaints purported to bring claims on behalf of the Plans and the participants therein.

        On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, TIL's motion to dismiss certain individual defendants from the action. On January 20, 2005, Plaintiffs filed a motion for class certification. On January 27, 2005, TIL answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, TIL and certain individual defendants filed a motion for reconsideration of the Court's January 12, 2005 order, insofar as it related to the Tyco (US) Retirement Committee. On May 25, 2005, the Court denied the motion for reconsideration. On July 11, 2005, TIL and certain individual defendants opposed plaintiffs' motion for class certification. That motion is still pending.

        In addition, TIL and certain of its current and former executives have received requests from the United States Department of Labor ("DOL") for information concerning the administration of the Retirement and Savings Investment Plans ("RSIPs"). The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so.

9.    Subsequent Events

        On January 13, 2006, TIL announced that its Board of Directors approved a plan to separate into three separate, publicly traded companies, Tyco Healthcare, Tyco Electronics, and a combination of Tyco Fire & Security and Engineered Products and Services. The transaction is expected to occur during the first quarter of calendar 2007. It is anticipated that as a result of this transaction there will be an asset transfer. The asset transfer will consist of transferring the account balances of Tyco Healthcare participants into a new Tyco Healthcare plan following the transaction.

PLAN NUMBER 036
EIN 58-1113677

Tyco International (US) Inc.
Retirement Savings and Investment Plan VI (Puerto Rico)
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Participant Loans	Interest rates ranging from 4.00% to 9.50%	$—	$1,741,161

*
Denotes a party-in-interest to the Plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN VI
Date: June 26, 2006	/s/ JANE F. GREENMAN JANE F. GREENMAN CHAIRPERSON, ADMINISTRATIVE COMMITTEE

QuickLinks

REQUIRED INFORMATION
Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) Table of Contents
Report of Independent Registered Public Accounting Firm
Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) Statements of Net Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2005
Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) Notes to Financial Statements December 31, 2005
Tyco International (US) Inc. Retirement Savings and Investment Plan VI (Puerto Rico) Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) December 31, 2005
SIGNATURES